Exhibit V

DESCRIPTION OF THE REGISTRANT

AND RECENT DEVELOPMENTS

NORDIC INVESTMENT BANK

The Nordic Investment Bank (“NIB” or “the Bank”) was established as an international financial institution by the founding members Denmark, Finland, Iceland, Norway and Sweden (the “Nordic countries”) to provide medium and long-term loans and guarantees. The Bank commenced operations on August 2, 1976.

NIB’s ownership base was expanded to include Estonia, Latvia and Lithuania through an agreement (the “2004 Agreement”), which came into force on January 1, 2005 following ratification by Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden (the “Member countries”). Since January 1, 2005, NIB has been governed by the provisions of the 2004 Agreement and the statutes (the “Statutes”) as amended from time to time. NIB represents one aspect of the tradition of cooperation among governments, organizations, companies and individuals in the Member countries stemming partly from their common heritage and geographical proximity. See “History of NIB.”

NIB finances projects that promote productivity gains and environmental benefits for the Nordic and Baltic countries – in order to support a prosperous and sustainable Member country region.. For a breakdown of NIB’s outstanding loans, see “Lending Operations of NIB.” For a description of the mission and mandate, including the credit policies followed in NIB’s lending activities, see “Lending Operations of NIB.”

The 2004 Agreement provides NIB the privileges and immunities common to international financial institutions (“IFIs”), such as inviolability of its premises, protection from search and seizure of its property and assets, protection from pre-judgment remedies, and broad tax exemptions. For further information, see “Legal Status.”

NIB finances its operations from the capital paid in by Member countries, retained earnings and by borrowing on the international capital markets. For more details see “Capitalization and Reserves,” “Funded Debt” and “Treasury Operations.”

NIB’s principal office is located at Fabianinkatu 34, Helsinki, Finland (postal address: P.O. Box 249, FI-00171 Helsinki, Finland). Its telephone number is +358-10-618001 and its internet address is http://www.nib.int (reference to this “uniform resource locator” or “URL” is made as an inactive textual reference for informational purposes only; information found at this website is not incorporated by reference in this document).

Statutory Purposes

The purpose of NIB, according to the 2004 Agreement and the Statutes is to make financing available in accordance with sound banking principles, taking into account socio-economic considerations, to realise investment projects of interest to the Member countries and other countries which receive such financing. NIB is required to make a profit from its operations in order to provide for the accumulation of reserves and a reasonable return on its paid-in capital; however, profit-maximisation is not within its mandate.

Legal Status

Under the 2004 Agreement, NIB has the status of an international legal person with full legal capacity. In particular, NIB has the capacity to enter into agreements, to acquire and dispose of immovable and movable property, and to be a party to legal proceedings before courts of law and other authorities. The 2004 Agreement further states that NIB, as a common international financial institution to the Member countries, has the same status as other legal persons conducting similar operations within and outside the Member countries.

The 2004 Agreement also contains, among others, provisions regarding certain immunities. According to these provisions the Member countries have agreed that actions may be brought against NIB only in a court of competent jurisdiction in the territory of a country in which NIB has established an office, or has appointed an agent for the purpose of accepting service of process, or when NIB has otherwise expressly accepted jurisdiction. Actions may, however, be brought by a Member country or by persons acting for or deriving claims from a Member country only if NIB has given its express consent thereto.

In addition, the 2004 Agreement provides that property and assets of NIB wherever located and by whomsoever held shall be immune from execution of judgment or decree by judicial or administrative authority before such judgment or decree is final. The property and assets of the Bank wherever located and by whomsoever held shall further be immune from search, requisition, confiscation and expropriation by executive or legislative action. The Bank, its property and assets shall also be immune from procedural measures of constraints, such as seizure.

The 2004 Agreement stipulates that the premises and archives of NIB and all documents belonging to it or held by it shall be inviolable.

The 2004 Agreement also states that NIB is exempt from payment restrictions and credit policy measures, which in any manner prevent or impede the fulfillment of its commitments and that NIB, its income, assets and property shall be exempt from all taxation as set forth in the relevant Article. Consequently, NIB shall be exempt from taxes on the purchase and transfer of real estate and securities and on the procurement of goods and services in connection with the official activities of NIB. Lending and borrowing by NIB is also exempt from all taxes and charges of a similar nature.

On October 20, 2010, a revised Host Country Agreement between NIB and the Government of Finland was signed. The agreement confirms NIB´s status as an international organization and further regulates certain privileges and immunities concerning NIB and its staff as well as social security for the staff. The agreement was enacted as a law in Finland and came into force on January 16, 2011.

HISTORY OF NIB

For information regarding the history of NIB, please refer to Note 1 “Accounting policies—Reporting Entity – History of NIB” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

CAPITALIZATION AND RESERVES

For information regarding NIB’s capitalization and reserves, please refer to Note 17 “Capitalisation and reserves” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

FUNDED DEBT

The Bank’s borrowing transactions are in most cases recognized in the Balance Sheet at fair value in accordance with the IFRS 9 principle on hedge accounting. For further information regarding NIB’s outstanding funded debt, please refer to Note 15 “Debts evidenced by certificates and swaps” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

Schedules containing information with respect to all outstanding borrowings of NIB at December 31, 2018, are included as Exhibit I to this Report on Form 18-K. NIB may from time to time hereafter issue additional debt securities denominated in various currencies or currency units.

There have been no defaults by NIB in the payment of any principal or interest in respect of any of its debt.

TREASURY OPERATIONS

For information regarding NIB’s treasury operations, please refer to Note 3 “Segment information—Treasury Operations” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

RISK MANAGEMENT

For information regarding NIB’s risk management, please refer to Note 2 “Risk management” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

LENDING OPERATIONS OF NIB

For information regarding NIB’s lending operations, please refer to Note 3 “Segment information—Lending Operations” and Note 11 “Loans outstanding and guarantee commitments” to the Financial Statements included as Exhibit IV to this report on Form 18-K.

OTHER ACTIVITIES

NIB’s Member countries, the Northern Dimension Environmental Partnership and the Northern Dimension Partnership on Transport and Logistics, utilize NIB as one of the channels through which technical assistance and capital grants are allocated to projects in the regions adjacent to the Member countries in the form of trust funds managed by NIB.

NIB participates in the Northern Dimension Environmental Partnership (“NDEP”), which provides grant funding pooled from the European Union and donor governments including Russia, to co-finance priority environmental projects in the Northern Dimension area, which covers the north-west of Europe from the Arctic and Sub-Arctic areas including the Barents and White Seas to the southern shores of the Baltic Sea. NDEP focuses on nuclear and non-nuclear environmental issues. The nuclear focus area is fully grant-funded and deals with the hazardous waste generated by the Soviet Northern Fleet. On the non-nuclear side, the purpose of NDEP is to mobilize grant funding from donors to leverage long-term loans from the IFIs for projects that otherwise may not be financially viable. Environmental projects mainly concern improvements in water and wastewater treatment, management of municipal and agricultural solid waste, and energy efficiency – all of which constitute major sources of cross-border pollution. NDEP’s activities are led by a Steering Group, which selects projects and appoints a lead Implementing Agency from the following (European Bank for Reconstruction and Development (“EBRD”), European Investment Bank (“EIB”), NIB, World Bank (“WB”), NEFCO or Kreditanstalt für Wiederaufbau (“KfW”)) for each project. The partnership has a support fund which collects pledges from donor countries in order to ensure sufficient financing of the projects. At the end of 2018, the fund had EUR 352.9 million at its disposal consisting of contributions from the EU, the Russian Federation and 11 donor governments. EUR 171.2 of the contributions were earmarked for nuclear-related projects. In 2009, Belarus joined the NDEP support fund with a EUR 1.0 million pledge to mobilize investment for wastewater treatment rehabilitation in northern Belarus, which will have a positive impact on the ecology of the Baltic Sea. The NDEP environmental projects include 26 projects in northwest Russia and Belarus in various stages of implementation, with an estimated investment need of EUR 3.3 billion. NIB is the implementing agency for two NDEP projects in Belarus with NIB loan financing of EUR 25 million. Due to the sanctions currently imposed on the Russian Federation, NIB is not engaging in new lending activities in Russia but supports the finalization of previous projects.

The Northern Dimension Partnership on Transport and Logistics (NDPTL) was established in 2009 to facilitate cooperation on and implementation of regional transport infrastructure and logistics projects. The NDPTL secretariat is hosted by NIB. A NDPTL support fund was established in late 2012 to issue grants for project preparation, development and implementation and has been operational since 2013. The fund has received contributions from three donor governments and the EU.

On May 30, 2006, NIB signed the European Principles for the Environment, an initiative launched in response to the drive for increased harmonization of environmental principles, practices and standards associated with the financing of projects. These principles aim at establishing a common approach to environmental management associated with the financing of projects. The document is a reference for projects located within the EU, the European Economic Area and the EU candidate countries. Besides NIB, the initiative was adopted by NEFCO, EIB, EBRD and the Council of Europe Development Bank.

The Baltic Sea Action Plan (“BSAP”) was adopted by the Baltic Marine Environment Protection Commission (“Helcom”) member countries in 2007. The aim of the BSAP is to restore the good ecological status of the Baltic marine environment by 2021. To speed up the implementation of the plan, a BSAP Fund was set up in 2009, with grant contributions from Sweden and Finland to be used for technical assistance. NIB and NEFCO are joint managers of the BSAP Fund.

The Bank has since 2001 provided funding through mezzanine funds as a fund-of-funds lender. The mezzanine financing policy is a permanent part of the Bank’s activities within a revolving framework of EUR 150 million.

GOVERNANCE

Pursuant to the 2004 Agreement concluded among Denmark, Estonia, Finland, Iceland, Latvia, Lithuania, Norway and Sweden on February 11, 2004 which entered into force on January 1, 2005, and the Statutes annexed thereto, NIB shall have a Board of Governors, a Board of Directors, a Control Committee, a President, and such other personnel as is necessary to carry out its operations.

The Board of Governors is composed of eight Governors. Each Member country is represented by the Minister it designates as its Governor. The Board of Governors is responsible for matters specified in the 2004 Agreement and the Statutes. In general, the Board of Governors replaced the Nordic Council of Ministers and its functions under the previous legal framework of the Bank.

According to NIB’s Statutes, the Board of Governors is vested with the following powers:

•	amend the Statutes (subject to certain limitations),

•	decide to increase or decrease the authorized capital stock of the Bank,

•	decide on questions of interpretation and application of the provisions of the 2004 Agreement and the Statutes,

•	approve the annual report of the Board of Directors and audited financial statements of the Bank,

•	appoint two members of the Control Committee,

•	decide on procedures related to withdrawal of membership of the Bank and

•	decide on liquidation of the Bank.

In addition to these duties, the Board of Governors is expected to decide upon certain matters related to good governance such as the approval of the compensation of the Directors as well as the Code of Conduct for the Board of Directors and the President.

The following individuals are currently the Governors of NIB:

Governors

Denmark	Brian Mikkelsen	Minister for Industry, Business and Financial Affairs
Estonia	Martin Helme	Minister of Finance
Finland	Petteri Orpo	Minister of Finance
Iceland	Bjarni Benediktsson	Minister of Finance and Economic Affairs
Latvia	Jānis Reirs	Minister of Finance
Lithuania	Vilius Šapoka	Minister of Finance
Norway	Siv Jensen	Minister of Finance
Sweden	Magdalena Andersson	Minister of Finance

With the exception of matters that fall within the authority of the Board of Governors, all of the powers of NIB are vested in the Board of Directors. The Board of Directors is composed of eight Directors, one appointed by each Member country, who serve for renewable terms of up to four years and each of whom has one vote. Each Member country also appoints one alternate Director according to the same principles. The chairmanship and the deputy chairmanship rotate among the Member countries every two years.

The following individuals are currently the Directors and Alternate Directors of NIB:

Directors

Denmark	Julie Sonne	Head of Division, Ministry of Industry, Business and Financial Affairs
Estonia	Madis Üürike	Advisor, Ministry of Finance
Finland	Pekka Morén	Director, Ministry of Finance
Iceland	Esther Finnbogadóttir Deputy Chairman of the Board of Directors	Head of Division, Ministry of Finance and Economic Affairs
Latvia	Kaspars Āboliņš	Treasurer, Treasury of the Republic of Latvia
Lithuania	Jurgita Uzielienė	Deputy Director, EU and International Affairs Department, Ministry of Finance
Norway	Silje Gamstøbakk	Deputy Director General, Ministry of Finance
Sweden	Sven Hegelund Chairman of the Board of Directors	Former State Secretary

Alternate Directors

Denmark	Helle Dam Sørensen	Chief Special Advisor, Ministry of Industry, Business and Financial Affairs
Estonia	Merle Wilkinson	Advisor, Ministry of Finance
Finland	Petri Peltonen	Under Secretary of State, Ministry of Economic Affairs and Employment
Iceland	Steinunn Sigvaldadóttir	Head of Division, Ministry of Finance and Economic Affairs
Latvia	Līga KĮaviņa	Deputy State Secretary on Financial Policy Issues, Ministry of Finance
Lithuania	Dovilė Jasaitienė	Head of International Affairs Division, Ministry of Finance
Norway	Sindre Weme	Director, Norges Bank
Sweden	Line Rosvall	Deputy Director, Deputy Head of the Division for International Financial Institutions, Ministry of Finance

The business address of each of the Directors mentioned above is Fabianinkatu 34, P.O. Box 249, FI-00171 Helsinki, Finland.

Pursuant to the Statutes, the Board of Directors may delegate its powers to the President who participates in its meetings. The Statutes provide, however, that the President may not be a member or an alternate of the Board of Directors. The President may be appointed by the Board of Directors for renewable terms of not more than five years each.

The current senior management of NIB and their positions are:

Name	Position
Henrik Normann	President and CEO
Thomas Wrangdahl	First Vice-President, Head of Lending
Heikki Cantell	General Counsel, Head of Legal Department
Lars Eibeholm	Vice-President, Head of Treasury
Hilde Kjelsberg	Vice-President, Head of Credit & Analysis
Gunnar Okk	Vice-President, Head of Business Services
Björn Ordell	Vice-President, Head of Risk & Finance, CFO

A Control Committee has the responsibility of ensuring that the operations of the Bank are conducted in accordance with its Statutes. The Control Committee is also responsible for conducting an audit of the Bank’s financial statements to be delivered to the Board of Governors. The Control Committee is composed of ten members, serving renewable terms of up to two years. The Nordic Council and the Parliaments of Estonia, Latvia and Lithuania appoint one member from each Member country. The Board of Governors appoints two members, who serve as Chairman and Deputy Chairman. The chairmanship and the deputy chairmanship rotate among the Member countries.

In 2016, the Control Committee for the first time appointed an independent expert, Peter Engberg Jensen, to assist on matters within its responsibility. This was done to further strengthen the competence available within the Control Committee and to enhance its supervisory capabilities.

The current members of the Control Committee of the Bank are:

Members of the Control Committee

	Rasa Kavolytė Chairman of the Control Committee	Deputy Director of State Treasury Department (Lithuania)
	Peter Engberg Jensen Deputy Chairman of the Control Committee	—
Denmark	Sjúrður Skaale	Member of Parliament
Estonia	Mihhail Stalnuhhin	Member of Parliament
Finland	Arto Pirttilahti	Member of Parliament
Iceland	Vilhjálmur Árnason	Member of Parliament
Latvia	Jānis Vucāns	Member of the Parliament
Lithuania	Sigita Ščajevienè	Head of the Office of the Committee on Audit, Seimas of the Republic of Lithuania
Norway	Michael Tetzschner	Member of Parliament
Sweden	Johan Andersson	Member of Parliament

During 2018 the Bank had an average number of employees in permanent positions amounting to 197.